Exhibit 12.2

Consolidated Edison Company of New York, Inc.

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

		For the Years Ended December 31,
	2013	2012	2011	2010	2009
Earnings
Net Income for Common Stock	$1,020	$1,014	$978	$893	$781
Preferred Stock Dividend	—	3	11	11	11
(Income) or Loss from Equity Investees	—	—	—	2	(1)
Minority Interest Loss	—	—	—	—	—
Income Tax	520	529	558	495	404

Pre-Tax Income	$1,540	$1,546	$1,547	$1,401	$1,195

Add: Fixed Charges*	564	573	561	578	582
Add: Interest Capitalized	—	—	—	—	—
Add: Distributed Income of Equity Investees	—	—	—	—	—
Subtract: Interest Capitalized	—	—	—	—	—
Subtract: Pre-Tax Preferred Stock Dividend Requirement	—	—	—	—	—

Earnings	$2,104	$2,119	$2,108	$1,979	$1,777

* Fixed Charges

Interest on Long-term Debt	$496	$508	$505	$520	$518
Amortization of Debt Discount, Premium and Expense	15	17	18	17	16
Interest Capitalized	—	—	—	—	—
Other Interest	11	22	16	19	27
Interest Component of Rentals	42	26	22	22	21
Pre-Tax Preferred Stock Dividend Requirement	—	—	—	—	—

Fixed Charges	$564	$573	$561	$578	$582

Ratio of Earnings to Fixed Charges	3.7	3.7	3.8	3.4	3.1